January 10, 2024

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Concord Acquisition Corp III Amendment No. 1 to Registration Statement on Form S-4 Filed December 21, 2023 File No: 333-275522

Dear Mr. Dias and Ms. Purnell:

On behalf of Concord Acquisition Corp III (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-275522) (the “Registration Statement”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated January 5, 2024, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Certain Agreements Related to the Business Combination Agreement

PIPE Subscription Agreements; Convertible Note Financing, page 3

1.	We note the disclosures that Concord III’s warrants include certain down-round provisions under which their exercise price may be reduced if Concord III issues additional shares of common stock or securities convertible into or exercisable or exchangeable for shares of its common stock for capital raising purposes in connection with the closing of its initial business combination at an issue price of less than $9.20 per share and the adjustment provisions "may" be triggered by the issuance of the PIPE Shares and/or the Note Financing Shares. Please clarify and expand the disclosures here, and throughout the filing, to clearly indicate the impact the issuance of the PIPE Shares and/or the Note Financing Shares will have on Concord III's warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 47, 112 and 113 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 63

2.	We note your response to prior comment 8 and the revised disclosures on page 67. As noted in your response, please expand the disclosures on page 67 to clarify how the net tangible asset requirement is determined, including that the calculation gives effect to redemptions from the Trust Account, the receipt of the PIPE and convertible note financings, and other transactions contemplated to occur on the closing, including the payment of transaction expenses incurred and is performed on a pre-combination basis based solely on the assets and liabilities of Concord III and excludes the assets and liabilities of GCT. Please also revise related disclosures in the filing, including on pages 2, 99, and F-32, to be consistent with the revised disclosures on page 67.

Response: In response to the Staff’s comment, the Company has enhanced the disclosures related to the net tangible asset requirement throughout the Amended Registration Statement. Net tangible assets are calculated by giving effect to the redemptions from the Trust Account, the receipt of the PIPE Financing and CVT Convertible Notes, and other transactions contemplated to occur on the Closing, including the payment of Concord III and GCT transaction expenses incurred and the forgiveness of the Concord III Sponsor Loan balances. The net tangible assets calculation is performed on a pre-combination basis, includes the assets and liabilities of Concord III, and excludes the assets and liabilities of GCT. The Company has revised the disclosures on page 75 of the Amended Registration Statement to reflect this method of calculation. The Company respectfully advises the Staff that it has not revised the disclosure on page F-32, because the reference to the $5,000,001 net tangible asset threshold on that page is in the audited financial statements, and refers to the threshold that was in the Company’s amended and restated certificate of incorporation in effect prior to the amendment effected in May 2023.

3.	We note your response to prior comment 11. As previously requested, please explain to us the terms of the Public Warrants and the terms of the Private Warrants that preclude equity classification with more specificity, such as the details of the settlement terms upon a change in control or similar transactions, including how you applied the guidance in ASC 815-40-55-2 through 815-40-55-6 when analyzing the terms. In addition, please explain to us if and how you considered whether the transaction disclosed on page 184 and/or the consummation of the business combination, which appear to eliminate the dual class structure of the common shares, impact your analysis under the guidance referenced above.

Response: In response to the Staff’s comment, the Company respectfully notes that the liability classification of the Public Warrants and Private Placement Warrants is driven by their settlement provisions: (1) if there is no effective registration statement, the Public Warrants and Private Placement Warrants include a cap on the number of shares to be issued in a cashless exercise, which is the only settlement option in this scenario; and (2) the Private Placement Warrants are not subject to the redemption features established by the Warrant Agreement, and their settlement amount depends solely on the party that holds these instruments. These provisions do not represent an input to the fair value of a fixed-for-fixed option or forward on equity share, and that precludes equity classification under the indexation guidance, resulting in liability classification for these instruments. Subsequent to the Transaction Closing, the applicable settlement provisions of the Public Warrants and Private Placement Warrants will remain the same, and these instruments will remain liability-classified. The anticipated elimination of the dual-class common stock structure does not impact this assessment after the Transaction Closing.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

4.	We note the disclosure in note (2) to the table on page 68 states the number of Concord III's Class B Common Stock excludes Sponsor shares forfeited of 0, 907,412, 1,412,165, and 1,916,913 under the No Redemptions scenario, 50% Redemptions scenario, 75% Redemptions scenario, and Maximum Redemptions scenarios, respectively. Please more fully disclose and explain the terms of the forfeiture of Sponsor shares under each scenario since other disclosures throughout the filing appear to indicate that the forfeiture of the Sponsor Earnout shares will be based on the weighted average price of shares of New GCT Common Stock equaling or exceeding certain minimum share prices.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 16, 73 and 76 of the Amended Registration Statement to explain that the number of Sponsors Shares to be forfeited at Closing is calculated as the ratio of the SPAC Funding, after giving effect to the exercise of Concord III public stockholders redemption rights and any proceeds from the PIPE Financing and CVT Convertible Notes not provided by GCT Insiders, divided by $40.0 million. The Sponsor Earnout Ratio is then multiplied by 1,920,375 (maximum number of Sponsor Earnout Shares) to determine the outstanding Sponsor Earnout Shares at Closing that are subject to the Sponsor Earnout Targets.

5.	Refer to adjustment 2(DD) on page 76. Although expenses related to GCT are and may be accounted for as offering costs, it appears to us that the expenses related to Concord III that have not yet been incurred should be recorded as expenses in the pro forma statement of operations for the year ended December 31, 2022 instead of being recorded in equity. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the treatment of the estimated Concord III direct and incremental cash transaction costs of $6.0 million within adjustment 2 (DD) to be recorded within accumulated deficit in the unaudited pro forma condensed combined balance sheet. The Company has also added adjustment 2(BB) to record the estimated $6.0 million of direct and incremental transaction costs in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022. Therefore, the Company has revised the disclosures on pages 84 and 86 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

6.

Refer to adjustment 2(DDD) on page 76 and the current disclosures that it reflects Concord III's deferred underwriters' discount of $7 million for all scenarios and that in December 2023 Concord III negotiated a reduction of the deferred underwriters' fees from $12.1 million to $5.1 million. We note disclosures on page 46, and throughout the filing, that on December 8, 2023 Citi notified Concord III it waived its entitlement to the payment of deferred compensation in connection with its role as underwriter in Concord III's initial public offering. Please revise the disclosure here to address this inconsistency. Please also revise the disclosures that imply the adjustment is not shown in the pro form statement of operation because it is "non-recurring" and "not related to the ongoing business" since we assume the reason it is not included in the pro forma statement of operations is because the fee was initially recorded as an offering cost through equity and is being reversed.

Response: In response to the Staff’s comment, the Company has revised the disclosures in adjustment 2 (DDD) and throughout the Amended Registration Statement to indicate that Citigroup Global Markets waived its entitlement to the $7.0 million payment of deferred underwriting fee. Within adjustment 2 (DDD), the Company also revised the disclosure to indicate that the adjustment is not included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 due to the fact that the initial fee was originally recorded as a transaction cost within additional paid-in capital and is being reversed. The Company has revised the disclosures on page 84 of the Amended Registration Statement. The expense related to the liability-classified warrants recognized upon Concord III’s initial public offering is not material for purposes of the unaudited pro forma condensed combined financial information, so no additional transaction cost expense is reflected.

Resignation of Citi, page 94

7.	We understand that Citi, an underwriter in your SPAC IPO, has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Citi. Also revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105 of the Amended Registration Statement.

8.	Please provide us with any correspondence between Citi and Concord III/GCT relating to Citi's resignation.

Response: The Company is separately providing to the Staff a copy of email correspondence between the Company and Citi regarding Citi’s waiver of the deferred underwriting compensation in full and execution of the fee waiver, and a copy of the letter, dated December 8, 2023, between Citi and the Company, regarding Citi’s waiver of the deferred underwriting compensation.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

9.	Please provide us with the engagement letter between Concord III/GCT and Citi. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response: The Company respectfully advises the Staff that there is no engagement letter between the Company and Citi relating to the Business Combination. The ongoing obligations of the Company to Citi arise solely from the Underwriting Agreement between the Company and Citi, which was filed by the Company as Exhibit 1.1 to its Current Report on Form 8-K on November 9, 2021. The Company has revised the disclosure on pages 104 and 105 of the Amended Registration Statement to disclose the ongoing obligations of the Company pursuant to the Underwriting Agreement.

10.	Please provide us with a letter from Citi stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Citi withdrew from its role as IPO underwriter and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Citi performed substantially all the work to earn its fees.

Response: The Company respectfully informs the Staff that Citi declined to provide a letter stating whether it agrees with the statements made in the prospectus relating to its resignation. The Company has revised the disclosure on page 105 of the Amended Registration Statement in response to the Staff’s comment.

11.	Please revise your disclosure to highlight for investors that Citi's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Citi has been previously involved with the transaction and/or the SPAC IPO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

12.	Please describe what relationship existed between Citi and Concord III after the close of the IPO, including any financial or merger-related advisory services conducted by Citi. For example, clarify whether Citi had any role in the identification or evaluation of business combination targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105 of the Amended Registration Statement.

13.	We note your disclosure stating that Citi has not been involved in the preparation and review of this proxy statement/prospectus. Tell us whether Citi was involved in the preparation of any disclosure that is included in this registration statement/prospectus, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Citi claims no role in the SPAC’s business combination transaction and whether it has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company supplementally advises the Staff that Citi was not involved in the preparation of any disclosure that is included in the Amended Registration Statement, including any analysis underlying disclosure in the Amended Registration Statement. The Company has revised the disclosure on pages 104 and 105 of the Amended Registration Statement in response to the Staff’s comment.

14.	Please tell us whether you are aware of any disagreements with Citi regarding the disclosure in your registration statement/prospectus. Further, please revise your risk factor disclosure to clarify that Citi was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citi is waiving such fees and disclaiming responsibility for this registration statement.

Response: The Company supplementally advises the Staff that it is not aware of any disagreements with Citi regarding the disclosure in the Amended Registration Statement. The Company has revised the disclosure on pages 51 of the Amended Registration Statement in response to the Staff’s comment.

15.	Disclose whether Citi provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Citi was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Citi has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

Intellectual Property, page 145

16.	We note your disclosure that GCT entered into a research and development agreement with Samsung in July 2020. Please file the agreement as an exhibit to the proxy statement/prospectus or please explain why you do not believe that you are required to do so.

Response: In response to the Staff’s comment, the Company has filed the Master Foundry Product Development Agreement and Project Statement, as Exhibits 10.17 and 10.18, respectively, to the Amended Registration Statement.

Executive Compensation of GCT, page 147

17.	Please revise your disclosure in this section to reflect the year ended December 31, 2023. In addition, please make similar revisions to the disclosure on page 182 to the extent applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164, 165, 166 and 167 of the Amended Registration Statement.

Notes to Financial Statements – Concord Acquisition Corp III

Note 7 - Subsequent Events, page F-24

18.	Please address the following:

•	On page 184, you disclose in connection with the Second Extension, the Sponsor and the holders of Concord III Class B Class B Common Stock converted an aggregate of 8,624,999 shares of Concord III Class B Common Stock to shares of Concord III Class A Common Stock, and following the Class B Conversion, there was one share of Concord III Class B Common Stock outstanding, which is held by the Sponsor.

•	Throughout the filing, you disclose on December 8, 2023 Citi notified Concord III it waived its entitlement to the payment of $6,999,425 of deferred compensation in connection with its role as underwriter in Concord III's initial public offering.

Based on the date of the auditors' consent, please explain to us why these events are not disclosed in the subsequent events note or revise the subsequent events note accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-27 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

Exhibit Index, page II-2

19.	We note that you have removed refences to a tax opinion to be filed as Exhibit 8.1. We note also your disclosure on page 109 that each of Concord III and GCT intends and expects the business combination to qualify as a reorganization within the meaning of Section 368(a) of the Code. Please have counsel file an opinion as to the tax treatment of the business combination. If counsel will be filing a short form opinion as Exhibit 8.1, please ensure that the short-form opinion and the tax disclosure in the proxy statement/prospectus both clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. Refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has filed a tax opinion as Exhibit 8.1 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

January 10, 2024

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason T. Simon
Jason T. Simon, Esq.

cc:	Jeff Tuder, Chief Executive Officer, Concord Acquisition Corp III

Greenberg Traurig, LLP
www.gtlaw.com